UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

5 January 2007

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS.333-126811, 333-85646 AND 333-12384) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a Report on Form 6-K filed by Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

A table setting forth the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: January 5, 2007	By:	/s/ Patrick Gonsalves
	Name:	Patrick Gonsalves
	Title:	Joint Company Secretary

Capitalisation and Indebtedness

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2006. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th June 2006
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital – shares of £1 each	3,000,000
Authorised preference share capital – shares of £100 each	400
Authorised preference share capital – shares of £1 each	1
Authorised preference share capital – shares of U.S.$100 each	400
Authorised preference share capital – shares of U.S.$0.25 each	80,000
Authorised preference share capital – shares of €100 each	400
Ordinary shares – issued and fully paid shares of £1 each	2,323,461
Preference shares – issued and fully paid shares of £100 each	75
Preference shares – issued and fully paid shares of £1 each	1
Preference shares – issued and fully paid shares of U.S.$100 each	100
Preference shares – issued and fully paid shares of U.S.$0.25 each	30,000
Preference shares – issued and fully paid shares of €100 each	240

£ million
Group Shareholders’ equity
Called up share capital	2,357
Share premium account	9,354
Available for sale reserve	32
Cash flow hedging reserve	(172)
Other shareholders’ funds	2,570
Translation reserve	(176)
Retained earnings	10,217

Shareholders’ equity excluding minority interests	24,182
Minority interests	1,608

Total Shareholders’ equity	25,790

Group indebtedness (1)
Subordinated liabilities
Undated loan capital — non-convertible(2)	4,743
Dated loan capital — convertible	38
Dated loan capital — non-convertible(3)	8,848
Debt securities in issue(4)	102,198

Total indebtedness	115,827

Total capitalisation and indebtedness	141,617

Group contingent liabilities
Acceptances and endorsements	248
Guarantees and assets pledged as collateral security	33,417
Other contingent liabilities	8,354

Total contingent liabilities	42,019

Notes:

(1)	“Group indebtedness” includes interest accrued as at 30th June 2006 in accordance with International Financial Reporting Standards.
(2)	On 28th September 2006, Barclays Bank PLC issued $1,350,000,000 5.926% Step-up Callable Perpetual Reserve Capital Instruments.
(3)	On 10th October 2006, Barclays Bank PLC redeemed $400,000,000 Floating Rate Subordinated Notes due 2011. On 5th December 2006, Barclays Bank PLC redeemed JPY 5,000,000,000 Fixed / Floating Rate Subordinated Notes due 2011.
(4)	As at 30th November 2006, debt securities in issue were £117,805 million, in addition to this there were £32,139 million (30th June 2006: £30,546 million) debt securities in issue accounted on a fair value basis.